FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of the under-mentioned Connected Person, in American Depositary Shares (ADSs) of GlaxoSmithKline plc as a result of an award made under the GlaxoSmithKline 2009 Performance Share Plan (Performance Share Plan) on 26 July 2012 as follows:

Director/PDMR	Connected Person	ADSs
Dr M M Slaoui	Dr K Slaoui	1,692

The GlaxoSmithKline 2009 Performance Share Plan award was based on an ADS price of $44.90 per ADS, (the closing price of an ADS in GlaxoSmithKline plc on 26 July 2012). Vesting of the award is subject to meeting performance criteria over a three year period.

The Company and the above named person were advised of this transaction on 27 July 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

27 July 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 27, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc